NSAR Sub-Item 77D (g)

The Royce Fund

        On April 25, 2002, the Board of Trustees of The Royce Fund voted to amend Royce Micro-Cap Fund's non-fundamental investment policies to require it to normally invest at least 80% of its net assets in the equity securities of micro-cap companies. Previously the Fund's policies had required it to invest 65% of its net assets in the equity securities of micro-cap companies.

        On April 25, 2002, the Board of Trustees of The Royce Fund voted to amend Royce Low-Priced Stock Fund's non-fundamental investment policies to require it to normally invest at least 80% of its net assets in the equity securities of companies whose average cost in the Fund's portfolio will be less than $20 per share at the time of investment. Previously the Fund's policies had required that 65% of its net assets be invested in securities that were trading for less than $20 at the time of investment.